Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2009

The following disclosures have been prepared by Baytex Energy Trust (“Baytex” or the “Trust”) in accordance with Accounting Standards Codification 932 “Extractive Activities – Oil & Gas” (formerly SFAS No. 69 “Disclosures about Oil and Gas Producing Activities”) (“ASC 932”) issued by the Financial Accounting Standards Board:

Oil and Gas Reserve Information

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and average price based upon the prior 12-month period. Estimates of oil and gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Reserves presented in this section represent the Trust’s share of reserves, excluding royalty interests of others. Net after royalty reserves are the Trust’s working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties.  Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in the Trust’s net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2009 were as follows:

	Canada		United States		Total
	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas
	(mbbl)	(mmcf)	(mbbl)	(mmcf)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2007	85,896	84,903	-	-	85,896	84,903
Revisions of previous estimates	3,130	(547)	-	-	3,130	(547)
Improved recovery	-	-	-	78	-	78
Purchases	1,102	22,671	3,281	1,580	4,383	24,251
Extensions and discoveries	402	183	-	-	402	183
Production	(9,166)	(14,992)	(57)	(13)	(9,223)	(15,005)
December 31, 2008	81,364	92,218	3,224	1,645	84,588	93,863
Revisions of previous estimates	(250)	(20,228)	445	58	195	(20,170)
Improved recovery	8,850	-	-	-	8,850	-
Purchases	4,276	3,601	2	-	4,278	3,601
Extensions and discoveries	8,256	2,772	836	323	9,092	3,095
Production	(9,435)	(16,892)	(118)	(19)	(9,553)	(16,911)
Sales of minerals in place	(5)	(130)	-	-	(5)	(130)
December 31, 2009	93,056	61,341	4,389	2,007	97,445	63,348
Net proved developed reserves
End of year 2007	48,052	72,372	-	-	48,052	72,372
End of year 2008	45,384	80,916	1,161	330	46,545	81,246
End of year 2009	45,843	58,438	1,158	240	47,001	58,678

Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2009

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 “Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), and based on crude oil, NGL and natural gas reserve and production volumes estimated by Baytex’s independent engineering evaluators, Sproule Associates Limited. In calculating the standardized measure of discounted future net cash flows for 2009, as a result of ASU 2010-03, the methodology used to calculate our price and cost assumptions used for reserve estimation is now based upon the average first-day-of-the-month prices during the year, rather than the price and cost assumptions at December 31 each year.  Based upon a high-level sensitivity analysis, had Baytex used price and cost assumptions at December 31, 2009, our proved reserves would have been 659 mboe higher than reported under ASC 932, as updated by ASU 2010-03.

Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions.  Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex’s oil and gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on the following price assumptions: for 2008, the prevailing price on December 31, 2008 and for 2009, an unweighted arithmetic average of the first-day-of-the-month price for each month in 2009.

Commodity Pricing
	2009	2008
WTI crude (US$/bbl)	$ 61.18	$ 44.60
Edmonton par (Cdn$/bbl)	$ 65.82	$ 45.51
Hardisty heavy (Cdn$/bbl)	$ 54.73	$ 26.11
AECO-C spot price (Cdn$/mmbtu)	$ 3.86	$ 6.34
Henry Hub (US$/mmbtu)	$ 3.82	$ 5.63
Exchange rate (US$/Cdn$)	0.8736	0.8210

The standardized measure of discounted future net cash flows relating to net proved oil, NGL and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2009	2008	2009	2008	2009	2008
Future cash inflows	$ 5,046,564	$ 2,548,386	$ 279,898	$ 161,982	$ 5,326,462	$ 2,710,368
Future production costs	(2,002,839)	(1,324,077)	(99,658)	(66,397)	(2,102,497)	(1,390,474)
Future development costs	(575,774)	(411,306)	(67,560)	(57,124)	(643,334)	(468,430)
Future income taxes	(382,252)	-	-	(6,304)	(382,252)	(6,304)
Future net cash flows	2,085,699	813,003	112,680	32,157	2,198,379	845,160
Deduct: 10% annual discount factor	(729,769)	(251,348)	(82,555)	(35,994)	(812,324)	(287,342)
Standardized measure	$ 1,355,930	$ 561,655	$ 30,125	$ (3,837)	$ 1,386,055	$ 557,818

Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2009

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Oil, NGL and Natural Gas Reserves

As at December 31, 2009 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$ 561,655	$ (3,837)	$ 557,818
Sales, net of production costs	(379,390)	(5,176)	(384,566)
Net change in prices and production costs related to future production	542,087	24,145	566,232
Changes in previously estimated production costs incurred during the period	(41,996)	(17,492)	(59,488)
Extensions, discoveries and improved recovery, net of related costs	596,407	17,780	614,187
Revisions of previous quantity estimates	(56,041)	9,371	(46,670)
Sales of reserves in place	(472)	-	(472)
Purchases of reserves in place	176,586	42	176,628
Accretion of discount	70,080	4,590	74,670
Net change in income taxes	(112,986)	702	(112,284)
Balance, end of year	$ 1,355,930	$ 30,125	$ 1,386,055

As at December 31, 2008 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$ 1,438,800	$ -	$ 1,438,800
Sales, net of production costs	(776,491)	(3,234)	(779,725)
Net change in prices and production costs related to future production	(273,125)	-	(273,125)
Changes in previously estimated production costs incurred during the period	(162,473)	(62,390)	(224,863)
Extensions, discoveries and improved recovery, net of related costs	5,426	280	5,706
Revisions of previous quantity estimates	35,199	-	35,199
Purchases of reserves in place	119,553	62,209	181,762
Accretion of discount	159,586	-	159,586
Net change in income taxes	15,180	(702)	14,478
Balance, end of year	$ 561,655	$ (3,837)	$ 557,818

Capitalized Costs Relating to Oil and Gas Producing Activities

As at December 31, 2009 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$ 3,629,650	$ 89,374	$ 3,719,024
Unproved properties	47,651	76,969	124,620
Total capital costs	3,677,301	166,343	3,843,644
Accumulated depletion and depreciation	(2,944,395)	(58,438)	(3,002,833)
Net capitalized costs	$ 732,906	$ 107,905	$ 840,811

As at December 31, 2008 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$ 3,377,726	$ 49,282	$ 3,427,008
Unproved properties	63,587	57,629	121,216
Total capital costs	3,441,313	106,911	3,548,224
Accumulated depletion and depreciation	(2,795,663)	(49,285)	(2,844,948)
Net capitalized costs	$ 645,650	$ 57,626	$ 703,276

Baytex Energy Trust
Supplemental Disclosures about Oil and Gas Producing Activities (unaudited)
December 31, 2009

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

For years ended December 31, 2009 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs (1)
Proved properties	$ 91,292	$ 4,587	$ 95,879
Unproved properties	8,035	42,677	50,712
Development costs (2)	120,162	12,294	132,456
Exploration costs (3)	7,100	3,974	11,074
Total	$ 226,589	$ 63,532	$ 290,121

For years ended December 31, 2008 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs (1)
Proved properties	$ 190,471	$ 12,299	$ 202,770
Unproved properties	4,700	57,629	62,329
Development costs (2)	140,887	36,892	177,779
Exploration costs (3)	6,026	1,278	7,304
Total	$ 342,084	$ 108,098	$ 450,182

(1) Acquisitions are net of disposition of properties.
(2) Represents development and facilities capital expenditures.
(3) Represents cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For years ended December 31, 2009 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Oil and gas revenues, net of royalties	$ 641,830	$ 6,334	$ 648,164
Less:
Operating costs, production and mineral taxes	175,548	1,158	176,706
Transportation expense	159,354	-	159,354
Depreciation, depletion and accretion	155,052	9,443	164,495
Operating income (loss)	151,876	(4,267)	147,609
Income taxes (1)	-	-	-
Results of operations (2)	$ 151,876	$ (4,267)	$ 147,609
Depletion rate per net boe (3)	12.66	78.40	13.30

For years ended December 31, 2008 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Oil and gas revenues, net of royalties	$ 946,772	$ 4,213	$ 950,985
Less:
Operating costs, production and mineral taxes	182,431	980	183,411
Transportation expense	218,706	-	218,706
Depreciation, depletion and accretion	870,928	48,687	919,615
Operating income (loss)	(325,293)	(45,454)	(370,747)
Income taxes (1)	-	-	-
Results of operations (2)	$ (325,293)	$ (45,454)	$ (370,747)
Depletion rate per net boe (3)	74.66	822.88	78.44

(1) Baytex is currently not taxable.
(2) Excludes corporate overhead and interest costs.
(3) Includes impairment write-down of $6.3 million in 2009 (all attributable to United States) and $799.1 million in 2008 ($752.1 million attributable to Canada and $47.0 million attributable to United States).